UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File No. 001-33580

ASANKO GOLD INC.

(Translation of registrant’s name into English)

Suite 680, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F ☐

 Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

SUBMITTED HEREWITH

Exhibit No.

Document

99.1	Annual Audited Financial Statements for the year ended December 31, 2015
99.2	Management’s Discussion & Analysis for the year ended December 31, 2015
99.3	Annual Information Form for year ended December 31, 2015
99.4	CEO Certification of Annual Filings
99.5	CFO Certification of Annual Filings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASANKO GOLD INC.
(Registrant)

By:	/s/ Greg McCunn
Greg McCunn
Chief Financial Officer

Date:	March 18, 2016